FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2006

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

Oromin Explorations Ltd.  BC FORM 53-901F Material Change Report, filed on December 11, 2006,

2.

Oromin Explorations Ltd. News Release dated November 8, 2006, (this news release is attached for your information, it was previously EDGAR filed on December 7, 2006),

3.

Oromin Explorations Ltd. BC FORM 53-901F, Material Change Report, filed on December 11, 2006,

4.

Oromin Explorations Ltd. News Release dated December 4, 2006,

5.

Oromin Explorations Ltd.  BC FORM 53-901F Material Change Report, filed on December 11, 2006,

6.

Oromin Explorations Ltd. News Release dated December 7, 2006,

7.

Oromin Explorations Ltd.  BC FORM 53-901F Material Change Report, filed on December 21, 2006,

8.

Oromin Explorations Ltd. News Release dated December 21, 2006.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: January 4, 2007

By:

 “Chet Idziszek”

 Chet Idziszek

Its:

 President

 (Title)

January 4, 2007

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

Miller Thomson, Attn:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 8, 2006

Item 3.

Press Release

November 8, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Phase I of exploration program on the Carneirinho Property completed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11rh day of December, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND

GOLD LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@lundgold.com

Trading Symbol:  TSX Venture - LGD

Website:  www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

     OTC/BB – OLEPF

Website:  www.oromin.com

November 8, 2006

PHASE 1 EXPLORATION COMPLETED AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  The exploration included the collection of 1199 soil and  73 rock samples as well as gridding, ground geophysical surveying (magnetics) and reconnaissance mapping totaling more than 68 line kilometers.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.  At least four newly discovered magnetic lows exist within the project area which will be considered for follow-up exploration.

Samples have been sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil and results are expected by end November, 2006.  All samples will be analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of LUND GOLD LTD.	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD.

“Chet Idziszek”	“Chet Idziszek”
Chet Idziszek, President	Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 4, 2006

Item 3.

Press Release

December 4, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Results from Phase I of exploration program on the Carneirinho Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11rh day of December, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND

GOLD LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@lundgold.com

Trading Symbol:  TSX Venture - LGD

Website:  www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

     OTC/BB – OLEPF

Website:  www.oromin.com

December 4, 2006

LUND AND OROMIN DISCOVER NEW HIGH PRIORITY GOLD TARGETS AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.

Initial gold results from the Phase 1 reconnaissance sampling program show that 185 soil samples out of 1200 contain more than background levels of gold. (see Table 1 below)  In total, 6 spacially separate gold anomalies exist away from the current garimpeiro workings.  Of the six gold anomalies, 4 exist in conjunction with a coincidental magnetic low and two of the anomalies are coincident with a linear magnetic high based on the ground geophysical survey completed as part of the phase 1 exploration.

TABLE 1 -GOLD IN SOILS - ANOMALY SUMMARY PHASE 1

	Gold (>100ppb)	Gold (50 - 100 ppb)	Gold (20-50ppb)	Gold (5 - 20 ppb)
Soil Samples	4 samples up to 2594 ppb	10 samples	31 samples	140 samples

In summary, Anomaly 1: the gold in soil anomaly exists immediately north of the existing gold producing garimpeiro pits on a large topographic high associated with a strong magnetic low.  Gold in soils are up to 2594 ppb.  The anomaly extends for 350m north by 400m east-west and may represent a portion of the primary source of the abundant gold in streams being recovered by garimpeiros; Anomaly 2: 550m strike length with up to 134 ppb Au associated with a broad linear magnetic low; Anomaly 3:  450 m strike length with up to 67 ppb Au associated with a discrete weak magnetic low; Anomaly 4:  250m strike length with up to 82 ppb Au associated with a linear magnetic low; Anomaly 5: 250m strike length with up to 123 ppb Au associated with a broad NW trending magnetic high; Anomaly 6:  200m strike length with up to 37 ppb Au associated with a magnetic high.

As well, numerous localized gold in soil anomalies exist (up to 78 ppb Au).  All gold in soil values exceeding 20 ppb Au are considered of interest for detailed follow-up evaluation.

There is minimal outcrop exposed throughout the Carneirinho Property.  Rock samples collected during Phase 1 contain up to 0.2 g/t Au and previous rock samples collected by APEX Geoscience Ltd. contain up to 12.1 g/t Au.  Historical reported results from the various Garimpeiro workings include:  10.83 g/t gold over 7.0 metres at the Joao Pinto pit and  12.68 g/t gold over 26.0 metres at the Antonio de Luca pit.

Samples were analyzed at Lakefield Geosol Laboratories (Lakefield), Belo Horizonte.  The samples were analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin are planning a detailed follow-up program to better delineate the newly discovered gold targets and pick specific drill targets for the property during spring 2007.

‘The reconnaissance results reiterate why we’re excited about the potential of the Carneirinho Property and the Tapajos Region.  Our follow-up exploration program will help us better understand the nature and context of the new high priority targets and hopefully lead to a major gold discovery’ states Mr. Idziszek.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE; OTC\BB - OLEPF), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of LUND GOLD LTD.	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD.

“Chet Idziszek”	“Chet Idziszek”
Chet Idziszek, President	Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 7, 2006

Item 3.

Press Release

December 7, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Private placement closes generating gross proceeds of CAD$15 million.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11th day of December, 2006.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

December 7, 2006	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN CLOSES  $15 MILLION PRIVATE PLACEMENT

Further to its news release dated October 31, 2006, Oromin Explorations Ltd. (“TSX-V:OLE”) is pleased to report that it has closed both the brokered private placement of  6,061,000 units and the non-brokered private placement of 3,030,500 units, all at a price of $1.65 per unit to generate gross proceeds totalling $15,000,975. The funds will be used primarily to fund work on its Sabodala Property in eastern Sénégal and for working capital.  Each unit consists of one share and one half share purchase warrant, with every whole warrant entitling the purchase of one additional share of Oromin at $2.20 per share until December 7, 2008.  If for a period of 20 consecutive trading days, between four months following the closing date and until the expiry date of the warrants, the closing price of Oromin’s shares equals or exceeds $3.40, Oromin may give notice in writing that the warrants will expire on the 21st day following delivery of such notice.

J.F. Mackie & Company Ltd. of Calgary, Alberta acted as Oromin's agent in respect of 6,061,000 units of the placement and received a commission of 8% of $10,000,650 and broker’s warrants entitling the purchase of up to 606,100 shares at $1.65 per share until December 7, 2008. A cash finders fee in the amount of $100,006.50 was also paid to an arm’s length third party in respect of the placement.

All securities issued pursuant to this placement are subject to a four-month hold period expiring on April 8, 2007.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 21, 2006

Item 3.

Press Release

December 21, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Exploration continues to expand and confirm continuity of Sabodala gold mineralization.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 21st day of December, 2006.

OROMIN EXPLORATIONS LTD.

By:

“Chet Idziszek”

President

(Official Capacity)

Chet Idziszek

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll free (877) 529-8475
Fax: (604) 331-8773 E-mail: info@oromin.com

December 21, 2006	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXPLORATION CONTINUES TO EXPAND AND CONFIRM CONTINUITY OF SABODALA GOLD MINERALIZATION

HIGHLIGHTS

♦

STEP-OUT DRILLING AT GOLOUMA WEST RETURNS SIGNIFICANT GOLD INTERSECTIONS INCLUDING 7.79 G/T OVER 9 METRES, 101.7 G/T OVER 3 METRES, 6.04 G/T OVER 6 METRES, 9.78 G/T OVER 9 METRES AND 19.5 G/T OVER 5 METRES

♦

STEP-OUT DRILLING AT GOLOUMA SOUTH RETURNS SIGNIFICANT GOLD INTERSECTIONS INCLUDING 8.55 G/T OVER 9 METRES, 4.61 G/T OVER 12 METRES, 9.70 G/T OVER 9 METRES AND 4.99 G/T OVER 16 METRES

♦

STEP-OUT DRILLING AT MASATO RETURNS SIGNIFICANT GOLD INTERSECTIONS INCLUDING 2.85 G/T OVER 33 METRES AND 15.11 G/T OVER 12 METRES

♦

THREE NEW MINERALIZED ZONES DISCOVERED – MAKI MEDINA, GOLOUMA NORTHWEST AND GOLOUMA NORTHEAST

Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF) is pleased to provide results for 28 drill holes (DH-24 through DH-61) and initial results from three new gold discoveries at Golouma Northwest, Golouma Northeast and at Maki Medina.

During the 2006 exploration program, 70 core holes and 10 reverse circulation holes have been completed, primarily at the Golouma West, South, Masato and Niakafiri gold zones.  Oromin is presently drilling with two core rigs and one reverse circulation rig and has sourced additional reverse circulation rigs that are expected to arrive at Sabodala in early 2007.

The new drill results continue to show good lateral and depth continuity of gold mineralization.   The following tables outline the significant results from the Golouma West, South and Masato zones.

GOLOUMA WEST ZONE

Previous drilling has returned results that included 65 metres at 7.83 g/t gold in hole DH-17 and 20 metres @ 3.97 g/t gold in hole DH-21.

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-34	3346N/4973E	015/-45	10-11 53-65 101-103	1 12 2	4.49 3.83 1.99
DH-35	3317N/4970E	015/-45	55-57 87-91 101-104	2 4 3	1.87 1.21 1.59
DH-40	3372N/4900E	015/-45	37-39 118-120	2 2	3.95 1.79
DH-41	3372N/4900E	015/-65	53-59 66-74 80-83	6 8 3	5.71 3.66 3.68
DH-50	3358N/4923E	015/-45	44-53 incl. 45-47	9 2	7.79 18.95
DH-51	3358N/4923E	015/-65	41-43 55-58 incl. 56-57 101-107 incl. 101-103	2 3 1 6 2	2.85 101.7 262.0 6.04 13.48
DH-54	3405N/4863E	015/-45	8-11 39-44 47-50	3 5 3	5.72 4.96 3.72
DH-55	3405N/4863E	015/-65	45-54 incl. 45-48 67-69	9 3 2	9.78 15.30 2.09
DH-58	3474N/4695E	030/-45	31-38 52-57 incl. 55-56 158-164 168-172 incl. 168-169	7 5 1 6 4 1	3.09 19.50 60.77 2.08 7.43 16.94
DH-59	3474N/4695E	030/-70	75-77 93-94	2 1	2.04 4.90

GOLOUMA SOUTH ZONE

Previous drilling has returned results that included 23 metres at 6.64 g/t gold in DH-11 and 17 metres at 7.06 g/t gold in DH-14.

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-42	3165N/5152E	110/-45	50-59 incl. 50-52	9 2	8.55 18.12
DH-43	3165N/5152E	110/-65	59-68 incl. 62-64	9 2	9.70 27.74
DH-45	3193N/5172E	110/-45	42-43	1	11.66
DH-46	3193N/5172E	110/-65	50-52	2	3.31
DH-56	3042N/5098E	110/-65	93-100 incl. 99-100 105-117 129-131	7 1 12 2	8.22 32.65 4.61 2.22
DH-57	3052N/5076E	110/-65	96-102 incl. 101-102 116-122 incl. 117-118 133-136 140-144	6 1 6 1 3 4	9.89 44.17 9.70 38.75 3.10 1.58
DH-60	3017N/5093E	110/-65	104-112	8	2.72
DH-61	3028N/5069E	110/-65	118-134 141-147	16 6	4.99 2.41

Drill holes DH-44, 47, 48, 49, 52 and 53 completed at the northwestern extent of Golouma South did not intersect significant mineralization.

MASATO ZONE

Previous drilling has returned results that included 8 metres at 4.09g/t gold in hole DH-09 and 9 metres at 7.46 g/t gold in hole DH-10.

Drill Hole	Grid Co-ordinates	Azimuth/Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-36	9306N/4503E	075/-65	49-53 88-119 incl. 110-114	4 31 4	1.71 1.32 2.36
DH-37	9306N/4503E	110/-45	28-36 incl. 32-35 63-67 71-77	8 3 4 6	1.83 3.36 1.99 1.63
DH-38	9306N/4503E	110/-65	53-57 84-117 incl. 108-116	4 33 8	1.27 2.85 6.08
DH-39	9306N/4503E	110/-85	36-38 72-84 incl. 78-80 151-156 159-163	2 12 2 5 4	1.64 15.11 64.60 1.27 1.39

All drill hole assay intervals are based on one metre sample composites and a 0.5 g/t gold lower cut-off.   The attitude of mineralized intervals varies and may not represent true widths.

NEW DISCOVERIES

MAKI MEDINA

Of the more than thirty other new exploration discoveries identified by Oromin at Sabodala, one in particular has recently been upgraded substantially.   A NE-SW trending gold-in-soil geochemical anomaly extending for approximately 1,500 metres represents this target zone, Maki Medina.   Maki Medina is located approximately 3 kilometres to the southwest of MDL’s Niakafiri Gold Deposit.   A series of excavator trenches spaced along and across the central section of the anomalous trend has identified favourable geology, alteration and mineralization over a minimum strike length of 900 metres.   Trenching results from Maki Medina include: 3.30 g/t gold over 6.0 metres (TRX-99), 2.74 g/t gold over 6.0 metres (TRX-100), 2.47 g/t over 5.0 metres (TRX-101), 1.11 g/t gold over 4.0 metres (TRX-103), 2.00 g/t gold over 23.0 metres (TRX-107), 1.56 g/t gold over 3.0 metres (TRX-109) and 1.15 g/t gold over 5.0 metres (TRX-131).

Oromin has also completed the first ever drill hole at Maki Medina (DH-69) with visually encouraging geology, alteration and mineralization in two distinct zones measuring 20 metres and 22 metres in length.   Considerable exploration, including both core and RC drilling is planned for early 2007 at Maki Medina.

GOLOUMA NORTHWEST

Another of Oromin’s exploration discoveries, located approximately 350 metres to the north of Golouma West, Golouma Northwest, was recently trenched with favourable results of: 5.08 g/t gold over 9 metres (TRX-111), 2.22 g/t gold over 16 metres and 5.72 g/t gold over 12 metres (TRX-112), 3.50 g/t gold over 4 metres (TRX-113) and 2.25 g/t gold over 4 metres (TRX-125).   Additional trenching and 3 core holes (DH-62, 65 and 66) have been completed at Golouma Northwest with further exploration activity planned in 2007.

GOLOUMA NORTHEAST

Oromin has completed 2 core holes (DH-67, 68) and started a third (DH-70) at Golouma Northeast which is located approximately 500 metres to the Northeast of the Golouma South Zone.   Golouma Northeast is an area of extensive and deep artisanal pits and excavations from which Oromin has previously reported rock sample results of up to 27.54 g/t gold.   Both of Oromin’s completed holes have intersected favourable alteration and veining including the presence of visible gold.   The third hole will be completed following the current Christmas break.

OTHER RECENT EXPLORATION

Oromin has initiated considerable infill soil geochemical sampling at various target zones throughout the Sabodala Property, initiated trenching at Sabodala North and the north extent of Masato and undertaken detailed induced polarisation geophysical surveying at Sekoto, Maki Medina, Golouma West and Niakafiri.

Oromin will continue with and expand on their aggressive multi-faceted exploration program in 2007.

Fieldwork was carried out under the supervision of Gerald McArthur P. Geol., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying.

A complete listing of all available 2006 drill and trench results, along with a location map, will be posted on the Oromin website.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE; OTC/BB-OLEPF), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

________________________

Chet Idziszek, President

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